UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

April 29, 2016

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

Piazzale Cadorna 3, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The following is the text of a press release issued on April 29, 2016.

Luxottica Group: net sales up in the first quarter of 2016

Stockholders at the General Meeting approve the 2015 financial statements and an ordinary dividend of Euro 0.89 per share, +24% versus the ordinary dividend paid in 2015

•                  Group’s first quarter net sales: +3.8% at constant exchange rates(2) on a reported basis to Euro 2,266 million (+2.5% at current exchange rates)

•                  Wholesale division’s net sales: +2.1% at constant exchange rates(2) to Euro 935 million  (-0.6% at current exchange rates)

•                  Retail division’s net sales: +5.0% at constant exchange rates(2) on a reported basis to Euro 1,331 million (+4.8% at current exchange rates)

•                  Retail Division’s comparable store sales(4) +1.6%

•                  Solid growth in the optical business

Milan (Italy), April 29, 2016 — The Board of Directors of Luxottica Group S.p.A. (MTA: LUX; NYSE: LUX), a leader in the design, manufacture, distribution and sale of fashion, luxury and sports eyewear, met today to review the consolidated net sales for the first quarter of 2016 in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

As previously announced, Luxottica will no longer publish its first quarter and third quarter earnings release and management statement but will continue to report half-year and full-year consolidated results. This change in the Group’s reporting calendar allows it to better represent the evolution and health of its business.

Net sales performance for the first quarter of 2016(1)

(In millions of Euro)	1Q 2015	1Q 2016	Change at constant exchange rates(2)	Change at current exchange rates
Group Net Sales	2,210	2,266	+3.8%	+2.5%
Adjusted(3),(5)	2,252	2,266	+1.8%	+0.6%
Wholesale division	940	935	+2.1%	-0.6%
Retail division	1,270	1,331	+5.0%	+4.8%
Adjusted(3),(5)	1,312	1,331	+1.6%	+1.5%

Luxottica ended the first quarter of 2016 with an increase in net sales compared to the first quarter of 2015, when both the Retail and Wholesale divisions recorded their strongest growth of 2015. This performance in Q1 is satisfying given that it was achieved in a more volatile and uncertain macroeconomic environment in some regions.

Both the Retail and Wholesale divisions reported an increase in net sales at constant exchange rates(2), even if compared with the strong first quarter of last year, when the launch of the first Michael Kors collection generated peak demand in North America. In addition, the retail performance was affected by a less favorable retail calendar due to the adoption of the Gregorian calendar in the quarter.

The Group continues to grow in North America and Europe as well as in emerging markets, excluding the negative impact of exchange rates, particularly in Latin America.

In 2015, Luxottica launched a series of initiatives that will ensure greater efficiency and integration of its different businesses. In 2016, this effort will be enriched with new actions that will help to free up resources that can be reinvested in activities with higher productivity and profitability. Luxottica is considering a simplification of its corporate structure in regional markets around the world as well as an evolution of the marketing function that would put more emphasis on digital communication. On the commercial front, the Group remains focused on initiatives that assure greater price alignment around the world and protect the equity of its major brands.

On the retail side of the business, a new organizational structure provides for smoother coordination at the global level and will help facilitate the ambitious plan of opening more than 1,000 stores in 24 months. This plan will be supported by a new store model aimed at maximizing the productivity of the Group’s network.

Finally, Luxottica has started construction on three new laboratories for the production of ophthalmic lenses using advanced technology and sophisticated automation systems. Operating these labs within the Group’s main distribution centers will allow the Company to integrate lenses and frames at the right phase of the cycle, optimizing the level of service for its optical retail brands.

“We are pleased with the results of the first four months of 2016, in line with our expectations, and the quality of our growth. It is growth achieved in a more volatile and uncertain macroeconomic environment and in a phase of deep transformation for the Group’s commercial approach. We’ve had some initial sacrifices due to the harmonization of prices in major geographical areas, the implementation of strict trade policies towards online operators, and the clean-up of some of our clients’ inventories”, commented Leonardo Del Vecchio, Executive Chairman, and Massimo Vian, CEO for Product and Operations. “Therefore, these results, compared with those of our best quarter in 2015, do not reflect the activities and initiatives we are implementing to strengthen our competitive position and lay the foundation for healthy and sustainable growth for the long term.”

“We are watching with great interest the optical business results, which drove growth in major markets early in the year. The sun segment, typically slower in the first quarter, showed some uncertainty mainly due to the slowdown in tourism in the United States and Hong Kong.”

“While we suffered more than expected in certain markets such as Hong Kong and the Middle East as well as in Oakley’s sport channel, we expect sales to rebound in the coming months due to the launch of innovative new collections and our new digital marketing strategies. Moreover, we are confident and confirm our guidance for the full year.”

“While 2016 is a year of meaningful change for the Group, the pillars of our strategy are the same: product quality, strong brands, efficient factories, continuous expansion of our widespread distribution and the highest level of service. But they are gradually adapting to a changing world. In the past, we have successfully demonstrated our ability to innovate and reinvent ourselves. The initiatives we’re putting in place and the investments we’re making in technology and infrastructure will put us in a position to win in the long term.”

(In millions of Euro)	1Q 2015%		1Q 2016%		Change at constant exchange rates(2)	Change at current exchange rates
North America adj.(3),(5)	1,315	58%	1,352	60%	+1.3%	+2.8%
Wholesale	275	12%	286	13%	+2.7%	+3.9%
Retail adj.(3),(5)	1,040	46%	1,066	47%	+0.9%	+2.5%
Europe	425	19%	435	19%	+4.2%	+2.3%
Asia-Pacific	298	13%	281	13%	-2.1%	-5.5%
Latin America	130	6%	120	5%	+13.1%	-7.5%
Rest of the World	84	4%	77	3%	-5.4%	-8.2%
Group total adj.(3),(5)	2,252	100%	2,266	100%	+1.8%	+0.6%
Group total rep.	2,210		2,266		+3.8%	+2.5%

North America

In North America, sales performance was positive and accelerating versus the fourth quarter of 2015 at constant exchange rates(2), even compared to the record first quarter of last year (+6.7% at constant exchange rates(2)). In both the Retail and Wholesale divisions, the optical business registered solid sales growth, while the sun business has been flat.

Wholesale sales rose 2.7% at constant exchange rates(2) compared to the first quarter of last year when the launch of Michael Kors surpassed management’s expectations. This past quarter also saw the initial benefits of Oakley’s integration into the optical channel, which were partially offset by the impact of the launch of initiatives to protect and further strengthen the brand portfolio.

Retail sales grew 0.9% at constant exchange rates(2),(5), negatively impacted in the quarter (approximately 1%) by the shift to the Gregorian calendar, as the first quarter of 2016 included days of the year that typically produce lower sales than the first days of April.

LensCrafters continued to post a solid performance with comparable store sales(4) up by 2.0%. In contrast, Sunglass Hut registered a slight decline in comparable store sales(4) (-1.3%) as low tourism flows affected certain tourist locations, which make up almost 15% of its total sales. The performance of both the retail chains are also compared with the best quarter of 2015.

Europe

Europe continues to be an area of solid growth in both optical and sun, up more than 4% overall at constant exchange rates(2). Italy, Spain, Turkey and Eastern Europe were the best performers in terms of total sales growth, all in double-digit territory. France and the UK’s sales results were softer, mostly due to lower tourism flows into these countries due to the recent terrorist attack.

In the wholesale business, the strength of the latest collections and the continuous improvement of the supply chain and, consequently, the level of service, have produced a solid order flow from both independent opticians and retail chains. The growth of the Retail division’s sales was driven by double-digit growth in comparable store sales(4) for Sunglass Hut in Continental Europe and by the contribution from new stores.

Asia-Pacific

In Asia-Pacific, net sales were down by 2.1% at constant exchange rates(2) compared to the same period of 2015, highlighting mixed trends across the region. Mainland China and Japan confirmed their positive trends with double-digit growth. Particularly in China, the realignment of prices, which started in the second half of 2015, contributed to strong growth in sales volumes and market shares for the Group’s major brands. With Ray-Ban, for example, Luxottica has opened its first Ray-Ban store in Shanghai aimed at increasing the brand’s visibility and strengthening its distribution.

In contrast, Hong Kong and Macao, where the Group recorded a sharp slowdown, continue to be penalized by a progressive deterioration in the macroeconomic environment. At the same time, in Korea, the implementation of SAP in the first part of 2015 impacted shipment timing, which weighed on the first quarter performance, but as of April sales are back on track.

Finally, in Australia, comparable store sales(4) were up 4.2% as Sunglass Hut posted another strong quarter and OPSM reported growth, reversing the negative trajectory of the last six quarters thanks to a comprehensive review of the assortments capable of driving more store traffic and improving conversion rates.

Latin America

The new year started well in Latin America, where sales rose by 13.1% at constant exchange rates(2) on top of an already strong first quarter in 2015, but were down 7.5% at current exchange rates(2) due to the steep depreciation of the Brazilian real, the Mexican peso and other local currencies against the Euro.

In Brazil, the “made in Italy” collections, coupled with Vogue and the recently launched local A/X Armani Exchange collections, confirmed their success both through wholesale doors and at Sunglass Hut.

In Mexico, the Group achieved another quarter of strong growth, confirming the solidity of the strategy pursued for over 20 years in this market.

In retail, performance proved particularly strong at GMO, which posted double-digit comparable store sales(4) growth in Peru and Colombia, and at Sunglass Hut in Mexico, where the Group continued its expansion, totaling over 180 stores at the end of the quarter.

§

The stockholders of Luxottica Group S.p.A. met today at the General Meeting of Stockholders to approve the statutory financial statements for fiscal year 2015. The stockholders at the General Meeting also approved the distribution of an ordinary cash dividend in the amount of Euro 0.89 per share, equal to 50% of adjusted net income of the Group. The total dividend amount will be approximately Euro 428 million. The cash dividend will be payable on May 25, 2016 (the coupon detachment date will be May 23, 2016 pursuant to the Borsa Italiana calendar with a record date of May 24, 2016). Regarding the American Depositary Receipts (ADRs) listed on the New York Stock Exchange, the record date will be May 24, 2016 and, according to Deutsche Bank Trust Company Americas (the depositary bank for the ADR program), the payment date for the dividend in US dollars is expected to be June 2, 2016. The dividend amount in US dollars will be determined based on the EUR/USD exchange rate as of May 25, 2016. The stockholders at the General Meeting also voted in favor of the Group’s Remuneration Policy in accordance with article 123-ter, paragraph 6 of Italian Legislative Decree no. 58/1998.

§

The stockholders at the General Meeting approved the proposed updates to Articles 12, 19 and 30 of the Company’s By-Laws and confirmed Francesco Milleri as a Director of the Company. The Board of Directors appointed Francesco Milleri as Deputy Chairman of Luxottica, with the task to assist the Executive Chairman in carrying out the various functions associated with his current role. Mr. Milleri will cooperate with Luigi Francavilla, the other Group Deputy Chairman.

Francesco Milleri’s profile is available at http://www.luxottica.com/en/francesco-milleri.

§

The stockholders at the General Meeting adopted a resolution to authorize the repurchase and disposal of treasury shares up to a maximum of 10 million ordinary shares of the Company representing 2.07% of the Company’s issued share capital. The Company may use a maximum of Euro 750 million to buy back shares, which will be withdrawn from the Company’s extraordinary reserve. The share buyback is aimed at (i) setting up a reserve of shares that can be used to replace financial resources in order to carry out any extraordinary finance transactions, implementing the 2013-2017 Performance Shares Plan incentive plan and/or in connection with other compensation plans or instruments that may be approved in the future and (ii) supporting liquidity and stabilization activities related to the Company’s ordinary shares.

The Company may buy back shares, in one or more tranches, until the next General Meeting convened to approve the statutory financial statements provided the authorization will not extend beyond a maximum of 18 months following the date the authorization was adopted. Notwithstanding the foregoing, the Company may dispose of treasury shares at any time.

The shares will be bought back at a unit price that will be determined, from time to time, for each transaction, it being understood that this price cannot be greater or less than the reference market price of ordinary shares on the Mercato Telematico Azionario organized and managed by Borsa Italiana S.p.A. on the day preceding the relevant purchase, increased or decreased by 10%, respectively. The shares will be repurchased in accordance with one of the operating methods set forth under article 144-bis, paragraph 1 of the CONSOB regulation no. 11971/1999, which will be identified from time to time by the Board of Directors or by the Chairman and the Chief Executive Officer, on its behalf. In any case, any buybacks executed on the market will be carried out in accordance with the methods established by Borsa Italiana S.p.A., which does not permit the direct combination of offers to buy with predetermined offers to sell and, in any case, in compliance with the market practices allowed by CONSOB according to resolution n. 16839 adopted on March 19, 2009 and with further laws and regulations applicable to this type of transaction. At the close of market operations on April 28, 2016, the Company held 2,348,879 treasury shares.

The Company also announced the end of the agreement with Kepler Capital Market SA to enhance the market liquidity of Luxottica Group shares, effective from April 30, 2016.

§

Net sales results for the first quarter of 2016 will be discussed via audio webcast today at 12:30PM US EDT (5:30PM GMT, 6:30PM CEST) available at Luxottica Group’s corporate website at http://www.luxottica.com/en/company/investors/results-and-presentations/webcasts.

The officer responsible for preparing the Company’s financial reports, Stefano Grassi, declares, pursuant to Article 154-bis, Section 2 of the Consolidated Law on Finance, that the accounting information contained in this press release is consistent with the data in the supporting documents, books of accounts and other accounting records.

Contacts

Alessandra Senici

Group Investor Relations and Corporate Communications Director

Tel.: +39 (02) 8633 4870

Email: InvestorRelations@luxottica.com

http://www.luxottica.com/en/investors/contacts

Marco Catalani

Group Corporate Media Relations Senior Manager

Tel.: +39 (02) 8633 4470

Email: corporate.communication@luxottica.com

Notes on the press release

(1) Comparisons, including percentage changes, are between the three-month periods ended March 31, 2016 and 2015.

(2) Figures at constant exchange rates have been calculated using the average exchange rates in effect for the corresponding period in the previous year. For further information, please refer to the attached tables.

(3) Adjusted net sales is not a measure in accordance with IFRS. For further information, please refer to the attached table.

(4) “Comps” or “Comparable store sales” reflect the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period, and applies to both periods the average exchange rate for the prior period and the same geographic area.

(5) The adjusted data for the three-month period ended March 31, 2015 does not take into account a change in the presentation of a component of EyeMed net sales that was previously included on a gross basis and in 2015 was  included on a net basis due to a change in the terms of an insurance underwriting agreement (the “EyeMed adjustment”), resulting in a reduction to net sales on a reported basis of approximately Euro 42 million in the three-month period ended

March 31, 2015. The EyeMed adjustment will no longer be applicable commencing with the first quarter of 2016 due to a modification to this insurance underwriting agreement.

Luxottica Group S.p.A.

Luxottica is a leader in the design, manufacture and distribution of fashion, luxury and sports eyewear. Its portfolio includes proprietary brands such as Ray-Ban, Oakley, Vogue Eyewear, Persol, Oliver Peoples and Alain Mikli, as well as licensed brands including Giorgio Armani, Burberry, Bulgari, Chanel, Coach, Dolce&Gabbana, Michael Kors, Prada, Ralph Lauren, Tiffany & Co. and Versace. The Group’s global wholesale distribution network covers more than 150 countries and is complemented by an extensive retail network of over 7,200 stores, with LensCrafters and Pearle Vision in North America, OPSM and LensCrafters in Asia-Pacific, GMO in Latin America and Sunglass Hut worldwide. In 2015, Luxottica posted net sales of approximately Euro 9 billion and approximately 79,000 employees. Additional information on the Group is available at www.luxottica.com.

Safe Harbor Statement

Certain statements in this press release may constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, the ability to manage the effects of the current uncertain international economic outlook, the ability to successfully acquire and integrate new businesses, the ability to predict future economic conditions and changes to consumer preferences, the ability to successfully introduce and market new products, the ability to maintain an efficient distribution network, the ability to set and achieve our business objectives and manage growth, the ability to negotiate and maintain favorable license agreements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, changes in local conditions, the ability to protect intellectual property, the ability to maintain relationships with those hosting our stores, any failure of information technology , inventory and other asset-related risks, credit risk on our accounts, insurance risks, changes in tax laws as well as other political, economic, legal and technological factors and other risks and uncertainties described in Luxottica Group’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and we do not assume any obligation to update them.

-  APPENDIX FOLLOWS -

1Q net sales in EUR and USD

(In millions of Euro)	1Q 2016	1Q 2015	% Change
Net sales in EUR	2,266	2,210	+2.5%
Net sales in USD(1)	2,497	2,489	+0.3%

(1) Average exchange rate (in USD per EUR): 1.1020 in 2016; 1.1261 in 2015.

Retail division comparable store sales(2)

1Q 2016
Retail North America
LensCrafters	+2.0%
Licensed Brands	+1.8%
Australia/New Zeland	+4.2%
Sunglass Hut worldwide	+1.1%
Group Retail	+1.6%

(2) “Comps” or “Comparable store sales” reflect the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period, and applies to both periods the average exchange rate for the prior period and the same geographic area.

Major currencies

Average exchange rates per EUR 1	1Q 2016	FY 2015	1Q 2015
USD	1.10200	1.10951	1.12614
AUD	1.52927	1.47766	1.43129
GBP	0.77037	0.72585	0.74336
CNY	7.21015	6.97333	7.02310
JPY	126.99726	134.31402	134.12063

Non-IFRS Measures: Reconciliation between reported and adjusted measures(3)

(In millions of Euros)	Net Sales 1Q 2016	Net Sales 1Q 2015
Luxottica Group
Reported	2,266	2,210
— EyeMed adjustment	—	42
Adjusted	2,266	2,252
Retail Division
Reported	1,331	1,270
— EyeMed adjustment	—	42
Adjusted	1,331	1,312

(3) In order to provide a supplemental comparison of current period results to prior periods, we have adjusted net sales for certain transactions or events. For comparative purposes, the foregoing measure has been adjusted to include sales of the EyeMed division in 2015. Following the modification of an EyeMed reinsurance agreement with an existing underwriter, the Group assumed less reinsurance revenues and less claims expense in 2015. The impact of this contract for the three month period ended March 31, 2015 was Euro 42.0 million (the “Eyemed adjustment”). The EyeMed adjustment will no longer be applicable commencing with the first quarter of 2016 due to a modification to this insurance underwriting agreement.

The Company believes that adjusted measures are useful to both management and investors in evaluating the Company’s performance compared with that of other companies in its industry. The adjusted measure referenced above is not a measure of performance in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). We include this adjusted measure in this presentation in order to provide a supplemental view of operations that excludes items that are unusual, infrequent or unrelated to our ongoing core operations.

This adjusted measure is not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IFRS. Rather, any non/IFRS measure should be used as a supplement to IFRS results to assist the reader in better understanding the operational performance of the Company. The Company cautions that any adjusted measure is not a defined term under IFRS and any definition should be carefully reviewed and understood by investors. Investors should be aware that Luxottica Group’s method of calculating any adjusted measure may differ from methods used by other companies.

The Company recognizes that there are limitations in the usefulness of adjusted measures due to the subjective nature of items excluded by management in calculating adjusted comparisons. We compensate for the foregoing limitations by using any adjusted measure as a comparative tool, together with IFRS measures, to assist in the evaluation of our operating performance.

See the table included above for a reconciliation of any adjusted measure disclosed by the Group to its most directly comparable IFRS financial measure.

April 29, 2016 Ordinary Stockholders’ Meeting — Voting results

ORDINARY PART

1.                  The approval of the Statutory Financial Statements for the year ended December 31, 2015.

Shares represented at the Stockholders’ Meeting no. 392,741,692, equal to the 81.19% of the issued share capital

No. 386,348,215 votes in favour, equal to 98.37% of the votes represented at the Stockholders’ Meeting and to 79.87% of the Company’s issued share capital;

No. 0 votes against, equal to 0% of the votes represented at the Stockholders’ Meeting and to 0% of the Company’s issued share capital;

No. 995,777 of abstentions, equal to 0.25% of the votes represented at the Stockholders’ Meeting and to 0.21% of the Company’s issued share capital;

No. 5,397,700 shares did not vote.

2.                  The allocation of net income and the distribution of dividends.

Shares represented at the Stockholders’ Meeting no. 392,741,692, equal to the 81.19% of the issued share capital

No. 392,376,317 votes in favour, equal to 99.91% of the votes represented at the Stockholders’ Meeting and to 81.11% of the Company’s issued share capital;

No. 9,058 votes against, equal to 0.0023% of the votes represented at the Stockholders’ Meeting and to 0.0019% of the Company’s issued share capital;

No. 356,317 of abstentions, equal to 0.09% of the votes represented at the Stockholders’ Meeting and to 0.07% of the Company’s issued share capital;

No. 0 shares did not vote.

3.                  Authorization to buy back and dispose of treasury shares pursuant to articles 2357 et seq. of the Italian Civil Code.

Shares represented at the Stockholders’ Meeting no. 392,741,692, equal to the 81.19% of the issued share capital

No. 391,400,030 votes in favour, equal to 99.66% of the votes represented at the Stockholders’ Meeting and to 80.91% of the Company’s issued share capital;

No. 1,227,772 votes against, equal to 0.31% of the votes represented at the Stockholders’ Meeting and to 0.25% of the Company’s issued share capital;

No. 113,890 of abstentions, equal to 0.03% of the votes represented at the Stockholders’ Meeting and to 0.02% of the Company’s issued share capital;

No. 0 shares did not vote.

4.                                      An advisory vote on the first section of the Company’s Remuneration Report in accordance with article 123-ter, paragraph 6 of Legislative Decree no. 58/98.

Shares represented at the Stockholders’ Meeting no. 392,741,692, equal to the 81.19% of the issued share capital

No. 326,192,969 votes in favour, equal to 83.06% of the votes represented at the Stockholders’ Meeting and to 67.43% of the Company’s issued share capital;

No. 66,424,363 votes against, equal to 16.91% of the votes represented at the Stockholders’ Meeting and to 13.73% of the Company’s issued share capital;

No. 124,360 of abstentions, equal to 0.03% of the votes represented at the Stockholders’ Meeting and to 0.03% of the Company’s issued share capital;

No. 0 shares did not vote.

5.                                      The appointment of a director.

Shares represented at the Stockholders’ Meeting no. 392,741,692, equal to the 81.19% of the issued share capital

No. 383,830,264 votes in favour, equal to 97.73% of the votes represented at the Stockholders’ Meeting and to 79.35% of the Company’s issued share capital;

No. 8,695,876 votes against, equal to 2.21% of the votes represented at the Stockholders’ Meeting and to 1.80% of the Company’s issued share capital;

No. 215,552 of abstentions, equal to 0.05% of the votes represented at the Stockholders’ Meeting and to 0.04% of the Company’s issued share capital;

No. 0 shares did not vote.

EXTRAORDINARY PART

1.                                     Amendments of articles 12, 19 and 30 of the By Laws.

Shares represented at the Stockholders’ Meeting no. 392,741,692, equal to the 81.19% of the issued share capital

No. 390,225,109 votes in favour, equal to 99.36% of the votes represented at the Stockholders’ Meeting and to 80.67% of the Company’s issued share capital;

No. 586,997 votes against, equal to 0.15% of the votes represented at the Stockholders’ Meeting and to 0.12% of the Company’s issued share capital;

No. 1,929,586 of abstentions, equal to 0.49% of the votes represented at the Stockholders’ Meeting and to 0.40% of the Company’s issued share capital;

No. 0 shares did not vote.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ Stefano Grassi
Date: April 29, 2016		STEFANO GRASSI
Chief Financial Officer